UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

April 28, 2009

To whom it may concern:

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Head Office:	1-13-16, Kayabacho, Nihonbashi Chuo-ku, Tokyo
Representative:	Ken Aoki, President
Code Number:	8607 (TSE, OSE, NSE: 1st sections)
Contact:	Public Relations and IR, Corporate Planning Division Hisao Iizuka
Phone:	+81-3-5640-7671

Announcement Regarding Dividends

We, Mizuho Investors Securities Co., Ltd. (the “Company”), hereby announce that our Board of Directors, at a meeting held today, resolved with respect to annual dividends as described below.

1. Description of Dividends

	Fiscal year ended March 31, 2009 (Planned)	Fiscal year ended March 31, 2008
Record date	March 31, 2009	March 31, 2008
Cash dividends per share	0 yen	1.50 yen
Total amount of cash dividends	0 yen	1,846 million yen

(Note: The Company does not pay interim dividends.)

2. Reasons

We consider profit distribution to shareholders as one of the most important management issues, and our policy is to maintain appropriate and stable dividend payouts while carefully considering our current business performance and financial position.

However, since we recorded Net Losses of approximately 25.0 billion yen for fiscal 2008 (the fiscal year ended March 31, 2009), which we announced today, we have determined that it would be difficult to pay dividends appropriately and have regrettably decided not to pay dividends for fiscal 2008.

We extend our sincere apologies for any inconvenience this decision may cause. We will endeavor to improve profitability quickly and strengthen our business base to resume dividend payouts as soon as possible.

We sincerely ask for your understanding and support.